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                              June 21, 2021

       Mehmet Emirdag
       Chief Executive Officer
       D-MARKET Electronic Services & Trading
       Kutepe Mahallesi Mecidiyek  y Yolu
       Cadde no: 12 Kule 2 K2
       Sisli 34387 Istanbul, Turkey

                                                        Re: D-MARKET Electronic
Services & Trading
                                                            Amendment No.1 to
Registration Statement on Form F-1
                                                            Filed June 17, 2021
                                                            File No. 333-256654

       Dear Mr. Emirdag:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 14, 2021 letter.

       Amended Registration Statement on Form F-1

       Risk Factors, page 24

   1. If material, please discuss the risk that your multi-class structure may render your shares ineligible for
inclusion in certain stock market indices, and thus adversely affect share price and liquidity.
       We may be subject to administrative fines...., page 38

   2. We note that the sector inquiry into anti-competitive practices was published in May
                                                        2021. Please revise to
discus the risks associated with negative public perceptions of the company that may arise
due to the TCA investigation. In addition, please disclose whether
 Mehmet Emirdag
D-MARKET Electronic Services & Trading
June 21, 2021
Page 2
       you intend to submit an interested party opinion prior to the July 2021 deadline.
If we fail to obtain intellectual property rights protection...., page 40

3. Please revise your disclosure to discuss more fully the implications to you if you are unable to continue use of the hepsi brand, including monetary damages and injunctive relief. Please quantify, if possible, or state that you are unable to do so.
Management's Discussion and Analysis of Financial Condition and Results of Operation
Our Ability to Leverage our Growing Scale, page 73

4. We note your response to prior comment 2. Please revise your disclosure at pages 73 and
       74 to include the information contained in your supplemental response to convey the uncertainty of future costs related to your strategic initiatives. In addition, if material, please revise to disclose the amounts already paid by you to fund the initiatives identified in this section.
Significant Accounting Policies and Estimates
Share Based Payments, page 94

5. Please provide an analysis of how you estimated TRY123,739,938 share based compensation that was recognized during the quarterly period ended March 31, 2021. In so doing, explain the difference between the fair value of the underlying share used in the analysis and the mid-point of your IPO price range.
6. We note in your response to comment 4 that the vesting of the share based payments expensed during the quarterly period ended March 31, 2021 is contingent upon the consummation of an IPO, among other things. Please tell us how you determined that the consummation of an IPO is probable, given that such event is not within your control.
       You may contact Keira Nakada at 202-5510-3659 or Lyn Shenk at 202-551-3380 if you
have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at 202-551-3314 or Lilyanna Peyser at 202-551-3222 with any other questions.



                                                                Sincerely,
FirstName LastNameMehmet Emirdag
                                                  Division of Corporation
Finance
Comapany NameD-MARKET Electronic Services & Trading
                                                  Office of Trade & Services
June 21, 2021 Page 2
cc:       Era Anagnosti
FirstName LastName